Exhibit 99.1

SIGNA Sports United, Leading Global Sports E-Commerce and

Technology Platform, Goes Public on New York Stock Exchange

•	SIGNA Sports United to begin trading on NYSE under the ticker symbol “SSU” on December 15

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Closing of previously announced business combination provides SSU with gross proceeds of $484 million from YAC trust proceeds and a fully committed, upsized private placement of common stock (“PIPE”) from institutional and high-tech investors, sovereign wealth funds and high net-worth individuals

•	SSU announces transaction close of WiggleCRC acquisition, creating the world’s largest online bike platform

Berlin, Germany and Los Angeles, California (December 14, 2021) – SIGNA Sports United (“SSU” or the “Company”), the world’s leading sports e-commerce and technology platform, today completed its previously announced business combination with Yucaipa Acquisition Corporation (NYSE: YAC) (“Yucaipa” or “YAC”). The business combination was approved by Yucaipa’s stockholders in a special meeting held on December 13, 2021. The combined Company will operate as SIGNA Sports United N.V. and its common stock will begin trading under the symbol “SSU” on the NYSE on Wednesday December 15, 2021.

Stephan Zoll, Chief Executive Officer, said, “This transaction is a milestone event for SIGNA Sports United, providing capital to bolster our position in the rapidly growing sports e-commerce & technology space and continue our expansion in Europe as well as into the United States. SSU is committed to a strategy of long-term value creation, and we are pleased to begin our journey as a public company to unlock the full potential of our platform and infrastructure.”

Key Attributes of SSU

•	Business model supported by long-term megatrends in the large, fragmented sports retail market with high long-term growth in focus verticals

•	Market leading sports specialist webshop brands with >7 million active customers

•	Track record of robust, double digit organic growth with demonstrated ability to enter new markets

•	Attractive financial profile evidenced by proven unit economics and expanding margins

•	Opportunity to introduce new business models with accretive, technology driven platform and ecosystem expansion

•	Clear path to global scale with unique global consolidation opportunity based on proven playbook

In conjunction with the close of the business combination, SSU has also finalized the acquisition of the WiggleCRC Group (“WiggleCRC”), creating the world’s largest online bike platform.

Mr. Zoll added, “The acquisition of WiggleCRC is a huge strategic achievement for us, strongly complementing our geographic footprint and providing various synergies in the bike category. We are delighted to welcome the Wiggle Chain Reaction Cycles team to our group and are looking forward to mutually expand our position as the leading global bike online platform.”

Mike Özkan, designated Chairman of the Board of SSU, added, “Today, SIGNA Sports United emerges as a global leader in sports e-commerce & technology poised to accelerate its expansion. With the closing of the business combination as well as the WiggleCRC acquisition, SSU is taking its next step to further accelerate its global expansion as a NYSE listed company. The listing will allow the company to accelerate the strategic consolidation of the sports e-commerce & technology sector.”

Advisors

Citi acted as lead financial advisor to SSU. Moelis & Company LLC acted as lead financial advisor to YAC. Jefferies acted as capital markets advisor to YAC. Citi and Jefferies LLC acted as co-placement agents on the PIPE. Skadden, Arps, Slate, Meagher & Flom LLP acted as lead legal advisor to SSU, and Kirkland & Ellis LLP acted as lead legal advisor to YAC.

About SIGNA Sports United

Inspiring performance. United by passion. SSU is a group of specialist sports webshops powered by our leading sports commerce and technology platform. Our specialist strategy allows us to uniquely spotlight the best of our 1000+ brand partners across the bike, tennis, outdoor and teamsports categories. Together we serve our 7M+ active customers by uniting the world’s sports data pools, digital talent and passion for active living.

For further information, please visit: www.signa-sportsunited.com

About Yucaipa Acquisition Corporation

Yucaipa is a special purpose acquisition company led by Ron Burkle and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Contacts:

SSU:

Press

Erin Classen

Allison + Partners

erin.classen@allisonpr.com

+1 202 756 7246

Investor Contact

Matt Chesler, CFA

Allison + Partners

matt.chesler@allisonpr.com

+1 646 809 2183

Yucaipa:

Frank Quintero

pressrelations@yucaipaco.com

+1 310 228 2860

Additional Information

On June 10, 2021, SSU and YAC entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among YAC, SSU, Signa Sports United B.V. (“Pubco”), Olympics I Merger Sub, LLC and Signa International Sports Holding GmbH. On July 2, 2021, Pubco submitted a registration statement on Form F-4 to the U.S. Securities and Exchange Commission (“SEC”) with respect to the business combination contemplated by the Business Combination Agreement (the “Business Combination”), which was amended on August 31, 2021, October 18, 2021, November 4, 2021, November 17, 2021, November 23, 2021 and November 24, 2021 and declared effective on November 24, 2021, which includes a document that serves as a prospectus of Pubco with respect to the securities that were issued in connection with the business combination of Yucaipa with SSU contemplated by the Business Combination Agreement and a proxy statement of Yucaipa with respect to the General Meeting. The definitive proxy statement/prospectus was filed with the SEC on November 26, 2021 (the “Definitive Proxy/Prospectus”).

Forward Looking Statements

Certain statements made herein, including the description of the transactions, agreements and other information contained herein (collectively, this “Press Release”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of the combined company following the Business Combination, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of SSU’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the COVID-19 pandemic. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Press Release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding SSU’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including difficulty in integrating the businesses of Yucaipa, SSU and WiggleCRC; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the inability to maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Definitive Proxy/Prospectus and other documents filed by Pubco from time to time with the SEC. There may be additional risks that Yucaipa or Pubco presently do not know or that Yucaipa or Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa and Pubco’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Yucaipa and Pubco anticipate that subsequent events and developments will cause Yucaipa and Pubco’s assessments to change. However, while Yucaipa and Pubco may elect to update these forward-looking statements at some point in the future, Yucaipa and Pubco specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa and Pubco’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This Press Release is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.